As filed with the Securities and Exchange Commission on August 3, 1999

                                            Registration No. 333-______

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               -------------------
                      AMERICAN MOBILE SATELLITE CORPORATION
             (Exact name of registrant as specified in its charter)

        Delaware                                      93-0976127
(State or other jurisdiction           (I.R.S. Employee Identification Number)
 of incorporation or organization)

                              10802 Parkridge Blvd.
                           Reston, Virginia 20191-5416
                                 (703) 758-6000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 Randy S. Segal
                         Senior Vice President, General
                              Counsel and Secretary
                      American Mobile Satellite Corporation
                              10802 Parkridge Blvd.
                           Reston, Virginia 20191-5416
                                 (703) 758-6130
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.


If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.---

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (as defined below), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. X
                                                                 ---

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.--- --------------

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.---

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.---

                         CALCULATION OF REGISTRATION FEE



                                                        Proposed
   Title of each class                                  maximum                 Proposed
           of                                        offering price             maximum
    securities to be           Amount to be               per                  aggregate                  Amount of
       registered             registered (1)             share                  offering               Registration fee
                                                                                 price
Common Stock,
$0.01 par value per
share                         8,614,244                $18.75(2)            $161,517,075(2)               $44,901.75

(1) Represents shares of Common Stock that may be sold by certain stockholders of the Company.

(2) Estimated in accordance with Rule 457(c) under the Securities Act solely for the purpose of computing the amount of the registration fee.


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said
Section 8(a), may determine.



================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.




                   Subject to Completion, Dated August 3, 1999


                                                                     Prospectus

                      AMERICAN MOBILE SATELLITE CORPORATION

                        8,614,244 Shares of Common Stock

     The persons listed in this Prospectus under "Selling Stockholders" may offer and sell from time to time up to a total of 8,614,244 shares of common stock of American Mobile Satellite Corporation. We issued the shares being offered under this Prospectus in private transactions to XM Ventures, a Maryland Trust. This Prospectus covers sales of shares by XM Ventures. In addition, XM Ventures may distribute shares it owns to the people who own shares of, or options, warrants or other rights to purchase shares of, common stock of WorldSpace, Inc. which is the beneficiary of XM Ventures. If XM Ventures makes such a distribution, we will supplement this Prospectus to name any additional selling stockholders.

     We will not receive any proceeds from the sale of the shares by the selling stockholders named in this Prospectus.

     Our common stock is listed on the Nasdaq Stock Market's National Market and traded under the symbol "SKYC."

                               ------------------

     See "Risk Factors" beginning on page 3 for a discussion of certain material factors that you should consider in connection with an investment in our common stock.

                               ------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this Prospectus is __________, 1999.

                                TABLE OF CONTENTS
                                                                            Page

Risk Factors................................................................   3
American Mobile's Business................................................... 26
Use of Proceeds.............................................................. 28
Selling Stockholders......................................................... 28
Registration Rights of Selling Stockholders.................................. 30
Plan of Distribution......................................................... 31
Legal Matters................................................................ 32
Experts...................................................................... 33
Where You Can Find More Information.......................................... 33
Certain Information About this Prospectus.................................... 33




     This prospectus contains and incorporates by reference certain forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward looking statements to be covered by the safe harbor provisions for forward looking statements in these sections. All statements regarding our expected financial position and operating results, our business strategy and our financing plans are forward looking statements. These statements can sometimes be identified by our use of forward looking words such as "may," "will," "anticipate," "estimate," "expect," "project," or "intend." These forward looking statements reflect our plans, expectations and beliefs and, accordingly, are subject to certain risks and uncertainties. We cannot guarantee that any of such forward looking statements will be realized. Factors that may cause actual results to differ materially from those contemplated by such forward looking statements include, among others, the factors discussed in the section of this prospectus entitled "Risk Factors."

                                  RISK FACTORS
                                  ------------

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, of which we are unaware or that we currently think are immaterial, may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

         In addition to the risks described below which relate to our core wireless business and our company generally, there are significant risks associated with our investment in XM Radio. We describe these risks separately under the caption "XM Radio's business involves significant risks and these risks may impair the value of our investment in XM Radio."

We have substantial and continuing operating losses
- ---------------------------------------------------

     We have incurred significant operating losses and negative cash flows in each year since we began operations. These losses are due primarily to start-up costs, the costs of developing and building our satellite and terrestrial networks and the cost of developing, selling and providing our products and services. For the year ended December 31, 1998, on a pro forma basis for the ARDIS acquisition, we reported operating losses of approximately $93.4 million, and for the quarter ended March 31, 1999, we reported operating losses of approximately $25.5 million. For historical periods prior to our acquisition of ARDIS, we reported operating losses of approximately $97.4 million and $120.0 million in 1997 and 1996, respectively. During these same periods, ARDIS reported operating losses of approximately $17.4 million and $29.2 million. In addition, XM Radio incurred aggregate net losses of approximately $1.7 million from its inception through December 31, 1997, and an additional $20.5 million in the 15-month period ended March 31, 1999. We expect XM Radio's net losses and negative cash flow to continue. See the discussion under "-- XM Radio has made significant expenditures and incurred significant losses to date and these are expected to grow." We expect to continue to make significant capital outlays to fund interest expense, capital expenditures and working capital before we begin to generate positive cash flow from operations. These outlays are expected to continue for the foreseeable future. We expect to have significant operating losses and will record significant net cash outflow in the near term. We believe that our cash resources, together with existing available borrowings, will be sufficient to fund operating losses, capital expenditures, working capital, and scheduled principal and interest payments on debt through the time when we expect to generate positive free cash flow. However, we cannot guarantee that we will have sufficient resources to complete the expenditures required to operate our business or to achieve positive free cash flow within the time frame contemplated by our current projections.

     Since our inception, we have been engaged in developing our business, recruiting key management and technical personnel, raising capital to fund our operations, and developing our network. We have introduced a variety of new products and services, some of which have not achieved widespread market acceptance. We expect to continue to launch new products and services, some of which will be introduced in new market segments, in order to capitalize on emerging trends in our industry. The launch of such new products or the entry into new market segments may require us to spend additional capital, which could cause us to continue to incur significant operating losses. Our ability to generate positive free cash flow will depend upon, among other factors, the successful marketing of our services, including new services such as our eLink(SM) wireless two-way messaging service. We cannot guarantee that these efforts will be successful.

Our extension into new wireless markets involves risks
- ------------------------------------------------------

     In May 1999, we announced our eLink wireless email service, which uses a palm-sized device that combines two-way wireless email and personal information management software. We believe that this service may represent an important growth opportunity for us. However, the market for this type of service is relatively untested and, therefore, there is a risk that demand for this service will not increase as rapidly as we hope. The failure of this service to gain market acceptance in a timely manner or at all or the failure to achieve significant market penetration could harm our business. Our eLink service is expected to compete initially with one major competitor, which has already launched its service. While we believe our eLink service has several competitive advantages over existing competitive services, our competitors may have substantially greater financial, technical, marketing, sales, distribution and other resources than ours. Also, the eLink service represents an effort to target individual customers and small groups in corporations, as well as the larger business customers which presently represent the overwhelming majority of our business. We intend to reach such customers primarily through resellers such as SkyTel. This distribution strategy makes us substantially dependent on the efforts of such resellers, and if such resellers fail to adequately promote our service or otherwise perform their obligations to us, sales of the eLink service may be less than expected. In addition, we have spent, and expect to continue to spend, significant operating expenses and capital expenditures on the development, testing, marketing, and distribution of the eLink service, and we are contractually committed to purchase substantial quantities of the eLink device from the manufacturer, following successful product certification. If the service does not achieve acceptable levels of market acceptance, these expenditures and commitments could depress our operating results. If the service does achieve market acceptance, its success will depend, in part, on our ability to maintain an adequate supply of devices for subscribers, which are supplied by a third party vendor over whom we have no control. The success of the eLink service will also depend on our ability to continue to use, promote and protect the eLink service name and the other intellectual property associated with the service.

We have substantial indebtedness, which may make our business more vulnerable
- -----------------------------------------------------------------------------

     As of March 31, 1999, our total indebtedness was approximately $533.9 million, and $526.2 million net of debt discount. As of March 31, 1999, we had $41.0 million available under our revolving credit facility and $5.1 million available under an equipment financing facility from Motorola. On a pro forma basis, after giving effect to the acquisition of ARDIS and the related financing as if these transactions had been consummated on January 1 of the period presented, our earnings would have been insufficient to cover our fixed charges by approximately $176.2 million for the year ended December 31, 1997, $164.2 million for the year ended December 31, 1998, and $43.1 million for the quarter ended March 31, 1999. At March 31, 1999, our stockholders' deficit was approximately $(78.0) million. We and our subsidiaries will be permitted to incur additional indebtedness in the future.

     Beginning April 1, 2001, AMSC Acquisition Company, our wholly-owned subsidiary, will be allowed to pay dividends to us to permit us to meet our interest expenses with respect to our term loan facility. Historically, we have not generated sufficient earnings or cash flow from operations to make such interest payments.

     The degree to which we are leveraged could have important consequences to the success of our business including, but not limited to:

     o increasing our vulnerability to general adverse economic and industry conditions;

     o limiting our ability to obtain additional financing to fund future working capital, capital expenditures, research and development and other general corporate requirements;

     o requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, research and development or for other general corporate purposes;

     o limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and

     o placing us at a competitive disadvantage as compared to less leveraged competitors.

We may need additional capital but it might not be available
- ------------------------------------------------------------

     We expect to continue to make significant outlays to fund debt service, capital expenditures and working capital, both before and after we become cash flow positive. While we believe that our cash resources, together with existing available borrowings, will be sufficient to fund operating losses, capital expenditures, working capital, and debt service through the time when we expect to generate positive free cash flow sufficient to fund these items, it is possible that our cash flows from operations will be less than projected or will not occur when projected. In such event, we will require additional debt or equity financing in amounts that could be material. The type, timing and terms of financing we may select will depend upon our cash needs, the availability of other financing sources and the prevailing conditions in the financial markets. We cannot guarantee that we will be able to find any such sources at any given time on favorable terms.

     We cannot guarantee that our current projections will be accurate. Our projections will depend upon numerous future factors and conditions, many of which are outside of our control. Our projections are merely estimates of future events and you should expect actual events to vary from current estimates, possibly materially. In addition, if customer demand exceeds our current expectations and we can accommodate such demand without adversely affecting the quality of our service, we are likely to attempt to accelerate our expansion. If we elect to introduce new products or services, our funding needs will increase, possibly to a significant degree. If there is a rapid increase in customer demand for recently announced products and services, such as our eLink wireless email service, we may need to order substantial quantities of inventory, which will require significant working capital which we may need to finance. In addition, we are contractually committed to purchase significant quantities of our second generation two-way messaging device and the second generation terminal to be used with our multi-mode device. If customer demand for these devices does not meet our expectations, we may need to finance significant amounts of inventory purchases. We cannot guarantee that we will be able to secure any additional financing on commercially reasonable terms or at all. Our cost of expanding our network and operating our business, as well as our revenues, will depend on a variety of factors including:

     o    our ability to meet our expansion schedules;

     o    the number of customers and the services for which they subscribe;

     o the nature and penetration of new services that we and our competitors may offer;

     o    regulatory changes; and

     o    changes in technology.

As a result, our actual costs and revenues may vary from expected amounts, possibly to a material degree. Such variations are likely to affect our future capital requirements. Accordingly, it is possible that we will be required to raise substantial additional capital in the future or that our current projections will prove to be inaccurate.

Our  business  could  suffer if we cannot  keep pace with the  rapidly  changing
- --------------------------------------------------------------------
market for wireless communications
- ----------------------------------

     The markets for wireless communications services change rapidly. Our success depends, in part, on our ability to respond and adapt to such changes. We cannot guarantee that we will be able to compete effectively under, or adjust our contemplated plan of development to meet, changing market conditions. We cannot guarantee that we will be able to implement our strategy or that our strategy will be successful in this rapidly evolving market.

     The market for wireless communications services is also marked by the continuous introduction of new products and services and increased capacity for services similar to those we provide. Future technological advances in the wireless communications industry may result in the availability of new products or services. Advances may increase the efficiency of existing products or services. If a technology becomes available that is more cost-effective or creates a superior product, we may be unable to access such technology or finance the necessary substantial capital expenditures that may be required. Our technology may be rendered less profitable or less viable by existing, proposed or as yet undeveloped technologies. We cannot guarantee that we will have the financial and other resources available to compete effectively against companies possessing such technologies. We are unable to predict which of the many possible future products and services will meet evolving industry standards and consumer demands. We cannot guarantee that we can adapt to such technological changes or offer such products or services on a timely basis to establish or maintain a competitive position.

Our wireless business depends on market acceptance
- --------------------------------------------------

     The success of our wireless communications business is subject to a number of business, economic, regulatory and competitive factors, many of which are beyond our control, including the extent to which prospective customers will purchase our services. The vitality of our business depends on the successful implementation of our growth strategy, which, in turn, depends, among other things, on our expectation that demand for our services will increase significantly in the markets we serve. We have not yet commercially introduced some of our services and we cannot guarantee that any of them will achieve market acceptance or generate operating cash flow. If we cannot gain market acceptance for current or planned products and services then our business will be harmed.

     Based upon our expectations as to the customer demand for our services, we have made, and will continue to make, significant capital investments. Based on similar expectations, our subsidiaries have entered into operating leases, equipment supply contracts and service arrangements, and are attempting to secure financing of future equipment purchases. Accordingly, any material miscalculation with respect to our operating strategy or business plan would harm our business.

We may be unable to achieve our operating and financial objectives if we cannot
- -------------------------------------------------------------------------------
manage our growth effectively
- -----------------------------

     We may experience periods of rapid expansion in our continuing efforts to respond to changing market conditions. We will need to maintain and improve our operating and financial systems and expand, train and manage our employees in order to manage growth effectively in the complex environment in which we operate. We must expand the capacity of our sales, distribution and installation networks in order to achieve continued growth in our existing and future markets. In general, if we fail to manage growth effectively there could be a material adverse effect on our business, financial condition and results of operations.

We may be unable to achieve our business and  financial  objectives  because the
- --------------------------------------------------------------------------
wireless communications industry is highly competitive
- ------------------------------------------------------

     The wireless communications industry is highly competitive and is characterized by frequent technological innovation. The industry includes major domestic and international companies, many of which have financial, technical, marketing, sales, distribution and other resources substantially greater than ours and which provide, or plan to provide, a wider range of services than we will provide. Our products and services compete with a number of communications services, including existing satellite services, terrestrial air-to-ground services, and terrestrial land-mobile and fixed services, and may compete with new technologies in the future. In addition, the FCC has recently allocated large amounts of additional spectrum for communications uses or potential uses that could compete with us. Additional allocations of spectrum for such uses may occur in the future and could make it easier for new competitors to enter the market. In addition, increased competition has resulted in downward pressure on pricing for certain of our products and services.

Our wireless business depends on proprietary information
- --------------------------------------------------------

         Our wireless communications business depends on technical knowledge, and we believe that our future success is based, in part, on our ability to keep up with new technological developments and incorporate them in our products and services. We own or have the right to use certain of our work products, inventions, designs, software, systems and similar know-how. We must diligently protect that information, and while we have taken steps to protect such information, we cannot guarantee that the information will not be disclosed to others or that others will not independently develop similar information, systems and know-how. We also rely on some technologies licensed from third parties. We cannot be sure that these licenses will remain available to us on commercially reasonable terms or at all. The loss of such technologies could require us to obtain substitute technology of lower quality or performance standards or at a greater cost, which could harm our business.

Our customers are highly  concentrated  and our business could suffer if we lost
- --------------------------------------------------------------------------------
key customers
- -------------

     After accounting for the acquisition of ARDIS in March 1998, five customers (including IBM) accounted for an aggregate of 40% of our service revenue for both the year ended December 31, 1998, and the quarter ended March 31, 1999. In addition, we recently signed an important strategic agreement with SkyTel, under which SkyTel will market our eLink wireless email service to its customers. The loss of one or more of these customers or contracts, or any event, occurrence or development which adversely affects our relationship with one or more of these customers, or with
SkyTel, could harm our business.

Our business  could suffer if we do not meet the required  service  levels under
- --------------------------------------------------------------------------------
our contract with UPS and other large customer contracts
- --------------------------------------------------------

         Our contract with UPS represents the largest implementation of a wireless data service using our terrestrial network, calling for us to provide wireless service for approximately 50,000 UPS units by the end of 2001. In connection with this contract, we expect to incur capital expenditures of approximately $7.1 million in 1999 and $5.2 million in 2000. The UPS contract includes significant warranties of performance. If network availability drops below 99%, we will be subject to an initial penalty of 2% of the average monthly use of service, calculated as the average of the last three months in the affected area. The penalty increases if performance levels drop further. Also, as part of the negotiations leading to the signing of the UPS contract, Motorola issued a performance guarantee to UPS regarding the network's performance. In connection with our acquisition of ARDIS, we agreed to indemnify Motorola in connection with such performance guarantee. We have deposited $10.0 million in an escrow account that can be used to satisfy such indemnification obligations. In addition to the UPS contract, most of our other contracts, including those with large customers, contain warranties of performance and penalties associated with failures of network performance.

The growth and  reputation  of our wireless  business  could suffer if our third
- --------------------------------------------------------------------------------
party vendors cannot provide adequate quantities of devices in a timely manner
- ------------------------------------------------------------------------------

     We rely on independent vendors to develop and manufacture wireless communications devices for our networks, which are significant elements of our business plan because most of our services require such devices. Certain of our important product initiatives are dependent on the timely delivery of new generation devices, including the palm-sized device used with our eLink wireless email service, which is manufactured by Research in Motion, Limited, and the second generation terminal to be used with our multi-mode service, which is manufactured by Vistar Telecommunications Inc. These suppliers do not sell such devices to us on an exclusive basis. We carry a limited inventory of such devices and generally have no guaranteed supply arrangements. From time to time, we have experienced interruptions and/or delays of supply. Vistar has delayed its original timetable for delivery of the second generation terminal to be used in our multi-mode device. Currently, delivery is scheduled to begin in the second half of 1999. We cannot guarantee that we will not experience further interruptions or delays. In addition, we have short-term contracts with the majority of our suppliers. We cannot guarantee that our suppliers will continue to provide products to us at attractive prices, or at all, or that we will be able to obtain such products in the future from these or other providers on the scale and within the time frames we require. Some or all of our suppliers could enter into exclusive arrangements with our competitors, or cease selling these components to us at commercially reasonable prices, or at all. If we fail to obtain such products on a timely basis at an affordable cost, or experience any significant delays or interruptions of supply, our business would be harmed.

     As part of our growth strategy, we rely on our suppliers to reduce the cost of wireless communications devices approved and available for use on our network. We believe that reductions in the cost of wireless communications devices will result in increased sales of devices, additional subscribers for our services and a corresponding increase in our service revenues. If we fail to obtain such cost reductions on a timely basis, or experience any significant delays of such reductions, our revenues could be diminished.

     We expect the anticipated expansion of our operations and infrastructure to place a significant demand on our suppliers, some of which have limited resources and production capacity. In addition, some of our suppliers, in turn, rely on sole or limited sources of supply for components included in their products. If our suppliers fail to adjust to meet such increasing demand, they may be unable to supply devices in the quantities and the quality and at the times we require, or at all. If we are unable to obtain sufficient quantities of sole or limited source devices or to develop alternative sources, we could experience delays and increased costs in the expansion of our operations and infrastructure or become unable to properly maintain our existing level of operations. Such occurrences could harm our business.

Our  competitive  position  may be harmed if our  wireless  terrestrial  network
- --------------------------------------------------------------------------------
technology is licensed to others
- --------------------------------

     The terrestrial network, and certain of its competitive strengths, such as deep in-building penetration, is based upon a single frequency reuse technology. Motorola holds the patent for this technology and, through our ARDIS subsidiary, we hold a non-exclusive license to use this technology. We also rely on support agreements with Motorola for support of the operations of certain portions of the terrestrial network. However, Motorola could enter into arrangements with our competitors and it is possible that such agreements could harm our ability to compete.

There are risks associated with satellite technology
- ----------------------------------------------------

     We  have  an  agreement  with  TMI  Communications  and  Company,   Limited
Partnership, a Canadian mobile satellite owner and operator, for backup, restoral and additional capacity if our MSAT-2 satellite fails or we need additional capacity. TMI owns and operates a satellite called MSAT-1. In return, we have agreed to provide TMI with similar backup service on our MSAT-2 satellite. Each of the MSAT-1 and MSAT-2 satellites has in the past experienced some malfunctions. Recent MSAT-2 malfunctions have involved either components backed up by spare parts or did not have a material impact on current operations. However, either or both satellites could experience future malfunctions at any time, which could damage our ability to serve our customers and harm our reputation in the marketplace.

     MSAT-2 has an expected end of service date of 2006, subject to potential malfunctions and other factors. For example, random failure of satellite components could result in damage to or loss of MSAT-2. It is also possible that electromagnetic storms or collisions with other objects could damage the satellite, although such occurrences are rare. Although the actual end of service date of the satellite may exceed its expected end of service date, we cannot guarantee that the expected end of service date of the satellite will be achieved or exceeded. Although we have in-orbit insurance for a failure of MSAT-2, it is unlikely that any recovery under such insurance would fully compensate us for losses we would sustain from such a failure. In addition, the in-orbit insurance policy is subject to annual or biannual renewal, and we cannot guarantee that insurance will remain available for coverage of MSAT-2 on favorable terms or at commercially reasonable rates.

Our disaster recovery system for the satellite network ground segment is limited
- --------------------------------------------------------------------------------

     Presently, our disaster recovery systems focus on internal redundancy and diverse routing within each of the facilities operated by or for us. For example, the terrestrial network has access to a remote communications backup complex that would enable us to continue to provide our terrestrial network services in the event of a natural disaster affecting one geographic site.

However, we do not currently have access to a remote backup satellite ground communications facility that would enable us to continue to provide mobile satellite communications services for customers in the event of a natural disaster or other occurrence that rendered the system unavailable. Our business is subject to the risk that such a disaster or other occurrence could hinder or prevent us from continuing to provide some services to some or all of our customers.

Our wireless business is subject to domestic and international  regulation which
- --------------------------------------------------------------------------------
could impose significant costs or otherwise harm our business
- -------------------------------------------------------------

     The ownership and operations of our wireless communication systems are subject to significant regulation by the FCC under authority granted by the Communications Act of 1934, as amended, and related federal laws. We cannot guarantee that the rules and regulations of the FCC will continue to support our operations as we presently conduct them and plan to conduct them in the future. A number of our licenses are subject to renewal by the FCC. Also, our satellite operations are subject to international frequency coordination, which may require us to entertain requests for accommodation by other nearby satellite systems. We cannot guarantee that all existing licenses will be renewed and requisite frequencies coordinated. Current FCC regulations also generally limit the ownership and control of our company by non-U.S. citizens or entities to no more than 25%, which could limit your opportunity to receive a takeover premium for your shares of common stock. In addition, despite our efforts to monitor our foreign ownership, there can be no assurance that non-U.S. persons or entities will not own in the aggregate more than 25% of our common stock. If this limit is exceeded, the FCC could potentially take a range of actions which could harm our business.

     There are applications by others now pending before the FCC to use the Inmarsat system and TMI's Canadian-licensed system, both of which operate in the MSS L-band and have satellite footprints covering the United States, to provide mobile satellite service in the United States. We have opposed these filings. However, on July 20, 1998, the FCC granted SatCom Systems, Inc. a Special Temporary Authority to operate up to 500 mobile terminals in the United States over TMI's satellite for 180 days on a private carrier basis so that it may conduct marketing trials; this Special Temporary Authority is likely to be extended until the FCC acts on SatCom's underlying application. On July 30, 1998, we filed an Application for Review and a Motion for Stay of this Special Temporary Authority grant with the FCC, and these filings remain pending. In addition to providing additional competition to us, a grant of domestic authority by the FCC to use any of these foreign systems may increase the demand by these systems for spectrum in the international coordination process and restrain our ability to coordinate our spectrum access.

We could lose revenues or damage our reputation if we are not year 2000 ready
- -----------------------------------------------------------------------------

     Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. Many such systems will need to accept four-digit entries in order to distinguish 20th century dates from 21st century dates. As a result, before the end of this year, computer systems and software used by many companies need to be upgraded to comply with these "Year 2000" requirements. Otherwise these systems may cause miscalculations that will interfere with business activities or simply fail to work. When we use the terms "Year 2000 Ready" or "Year 2000 Readiness," we mean that customers will not experience any material difference in performance and functionality of our networks as a result of the date being prior to, during or after the year 2000.

     We expect our networks to be Year 2000 Ready by the end of the third quarter of 1999. In addition, we are currently scheduled to complete renovation, implementation and rollout of our internal systems, including our CMIS voice customer billing software, in the fourth quarter of 1999. The cost of our Year 2000 Readiness program in 1998 was approximately $2.4 million, and expenditures for the Year 2000 Readiness program in 1999 are estimated to be up to $6.6 million, of which approximately $3.3 million was incurred as of June 30, 1999.

     The estimated cost and date to reach Year 2000 Readiness are our best estimates. There can be no assurances that we will achieve these results and actual results could differ materially from those anticipated. Failure to solve Year 2000 issues within our critical business systems could result in service outages, miscalculations or disruption of operations that could have a material adverse impact on our business. Also, some of our critical business systems depend significantly on software programs, products, equipment and services provided to us by third party vendors that are not within our control. A significant Year 2000-related disruption of the services or equipment that third party vendors provide to us could cause our customers to seek alternative providers or cause an unmanageable burden on our customer service and technical support, which, in turn, could harm our business. We could also face customer lawsuits for damages.

     Our Year 2000 Readiness program may fail to foresee some risks or may not address them adequately. Because of our reliance on software, some Year 2000 problems may not be found or the remediation efforts may introduce new bugs that are not identified before they affect operations. If our customers fail to become Year 2000 ready on time with their own hardware and software systems, their applications may not function even if our systems are Year 2000 Ready. This could result in reduced traffic and revenues.

     We strongly urge you to read about our Year 2000 efforts under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Readiness" contained in our annual report on Form 10-K for the year ended December 31, 1998.

A small  number of  principal  stockholders  will own 85% of our stock and their
- --------------------------------------------------------------------------------
interests may conflict with yours as a stockholder
- --------------------------------------------------

     Our principal stockholders are Hughes Communications Satellite Services, Inc., Motorola, Inc., Baron Capital, Inc., Singapore Telecommunications Limited, AT&T Wireless Services, Inc. and XM Ventures. In addition, we have agreed to issue an additional 2,134,801 shares of our common stock to XM Ventures after we obtain approval from our stockholders. After such shares are issued, these stockholders will collectively hold in aggregate approximately 85% of our common stock on a fully diluted basis. We have entered into material contracts and transactions with many of our principal stockholders and their affiliates and we may enter into additional contracts in the future. These contracts include the guarantee of our debt obligations. Certain of these stockholders have other interests in the communications industry that may conflict with our interests. Certain of these stockholders, or their affiliates, have contracts or other relationships with XM Radio, which has a different business plan than ours. For example, Hughes is constructing XM Radio's satellites, and General Motors Corporation, which owns Hughes, has purchased $50.0 million of XM Radio's Series A subordinated convertible notes and entered into a long-term distribution agreement with XM Radio. DIRECTV Enterprises, Inc., a division of Hughes, also has purchased $50.0 million of XM Radio's Series A subordinated convertible notes and entered into an operational assistance agreement with XM Radio. It is possible that these stockholders' interests in XM Radio could conflict with their interests in American Mobile, and, as a result, these stockholders could take actions that might not be in our interests or your interests as a stockholder. Also, there can be no assurance that these stockholders will continue to retain their current ownership position in our company.

Our business would be harmed if we cannot attract and retain our key personnel
- ------------------------------------------------------------------------------

     We are dependent on the efforts of a group of employees with specialized technical and business knowledge regarding our systems. If we lose the services of one or more of these individuals it could harm our business and our future prospects. Our future success will also depend on our ability to attract and retain additional management and technical personnel required in connection with the growth and development of our business. If we fail to retain or attract such key personnel our business would suffer. We do not maintain key man life insurance on any of our officers or employees.

Our charter and bylaws contain  anti-takeover  provisions  that could  adversely
- --------------------------------------------------------------------------------
affect the price of our common stock
- ------------------------------------

Our certificate of incorporation and bylaws and the Delaware General Corporation Law contain provisions that may have the following effects:


     o     discouraging, delaying or making more difficult a change in control;
           and

     o     preventing the removal of incumbent directors.

     The existence of these provisions may negatively impact the price of our common stock and may discourage third-party bids. These provisions may reduce any premiums paid to stockholders for their common stock. Furthermore, we are subject to Section 203 of the Delaware General Corporation Law, which governs business combinations with interested stockholders and could have the effect of delaying or preventing a change in control.

     Our certificate of incorporation also allows our board of directors to issue up to 200,000 shares of preferred stock and to fix the rights, privileges and preferences of such shares without any further vote or action by the stockholders. If this preferred stock is issued in the future, the rights of the holders may adversely affect the rights of the holders of common stock. While we have no present intention to issue shares of preferred stock, any such issuance could be used to discourage, delay or make more difficult a change in control.

We do not intend to pay dividends
- ---------------------------------

     We have not declared or paid any dividends on our common stock since our date of inception. We intend to retain any earnings to support the growth and development of our business and we have no present intention of paying dividends in the foreseeable future. In addition, our ability to pay dividends is restricted by agreements we have made with several banks in connection with our loans and credit facility arrangements.

The price of our common stock is volatile
- -----------------------------------------

     Historically, the market prices for securities of emerging companies in the telecommunications industry have been highly volatile. Future announcements concerning our business or the business of our competitors, including results of technological innovations, new commercial products, or government regulations may have a significant impact on the market price of our common stock. Our common stock has been thinly traded since our initial public offering and its price has been highly volatile in recent periods.


Future sales of our stock could adversely affect its price
- ----------------------------------------------------------

     Future sales of substantial amounts of our common stock, or the perception that such sales may occur, could adversely affect the value of our common stock and could impair our ability to raise additional capital in the future through the sale of equity securities. As of July 14, 1999, we had 39,136,801 shares of common stock outstanding. Of these shares, approximately 12,000,000 shares (including 5,322,600 shares owned by Baron) are freely tradable in the open market without further registration under the Securities Act of 1933. Also, 12,615,662 shares (including 2,070,884 shares that may be issued in the future upon exercise of outstanding warrants) are registered pursuant to a shelf registration statement declared effective by the Securities and Exchange Commission on March 31, 1999. In addition, we have provided certain registration rights to other stockholders and owners of warrants to purchase our common stock. These registration rights cover 6,666,622 shares of stock and warrants to purchase an aggregate of 5,712,500 additional shares. In addition, we have filed a registration statement covering the 8,614,244 shares issued or to be issued to XM Ventures. Upon the effectiveness of such registration statement, such shares will be freely tradable in the open market, subject to certain limitations, as described under the caption "Selling Stockholders - Summary of Certain Material Relationships with Selling Stockholders." We also have approximately 3.8 million shares of common stock reserved for issuance under employee and director stock option plans and other employee benefit plans, all of which shares, when issued, are registered for resale.

XM Radio's business  involves  significant  risks and these risks may impair the
- --------------------------------------------------------------------------------
value of our investment in XM Radio
- -----------------------------------

     In addition to the risks described above which relate to our core wireless business and to our company generally, there are significant risks associated with our investment in XM Radio. These risks may impair the value of our investment in XM Radio. We describe these risks separately in the section that follows.

XM Radio is a development stage company and has not generated revenues to date
- ------------------------------------------------------------------------------

     XM Radio is a development stage company and still needs to develop the planned XM Radio service significantly before XM Radio can offer it to consumers. XM Radio has not yet generated any revenues. XM Radio will not generate revenues from operations until the commencement of commercial operation of its service.

XM Radio may never become profitable
- ------------------------------------

     Because XM Radio expects to incur significant expenses in the future, it will need to generate significant revenues before it can become profitable. XM Radio's ability to generate revenues and ultimately to become profitable will depend upon several factors, including

     o whether it creates and implements the XM Radio system in a timely fashion;

     o whether consumer electronics manufacturers successfully develop and manufacture XM radios;

     o whether XM Radio can attract and retain enough subscribers and advertisers to XM Radio;

     o    whether XM Radio can compete successfully; and

     o    whether   the  FCC   grants   XM  Radio   all   additional   necessary
          authorizations in a timely manner.


XM Radio has made significant  expenditures and incurred  significant  losses to
- --------------------------------------------------------------------------------
date and these are expected to grow
- -----------------------------------

     As of March 31, 1999, XM Radio had incurred costs of approximately $219.5 million in connection with the development of the XM Radio system. XM Radio incurred aggregate net losses of approximately $1.7 million from its inception through December 31, 1997, and an additional $20.5 million in the 15-month period ended March 31, 1999. We expect XM Radio's net losses and negative cash flow to grow as XM Radio builds its system, makes payments under its various contracts and begins to incur marketing costs.

XM Radio needs  substantial  further  financing but such financing  might not be
- --------------------------------------------------------------------------------
available
- ---------

     XM Radio needs substantial additional financing to cover projected capital expenditures and operating expenses before it can generate any revenue from its operations. XM Radio estimates that it will need approximately $750 million in addition to the amount it has raised thus far in order to meet its needs until it begins commercial operation of its service, which XM Radio is targeting for the second quarter of 2001. On July 23, 1999, XM Radio announced that it had filed a registration statement with the Securities and Exchange Commission for an initial public offering of its common stock. XM Radio expects that the net proceeds from such offering will be sufficient in the absence of additional financing to cover XM Radio's funding needs into the first quarter of 2000. Even after it commences commercial service, XM Radio will require significant additional funds before it generates positive cash flow. In addition, XM Radio has substantial payment obligations under a distribution agreement with General Motors, as described under the caption "XM Radio's Distribution Agreement with General Motors involves significant financial and other risks." XM Radio's actual funding requirements could vary materially from its projections, due to a variety of factors, some of which are outside of the control of XM Radio, including unexpected costs, unforeseen delays, engineering design changes, launch failures, satellite anomalies, adverse regulatory developments, or other unanticipated events. If one or more of these events occurs, XM Radio may have to raise more funds than expected to remain in business and to continue to develop and market the XM Radio system.

     We do not intend to provide any material portion of XM Radio's funding requirements. XM Radio plans to raise future funds by selling debt or equity securities, or both, publicly and/or privately and by obtaining loans or other credit lines from banks or other financial institutions. Any such financing would likely decrease our economic and/or voting interest in XM Radio. XM Radio may not be able to raise any such funds or obtain any such loans on favorable terms or at all. XM Radio's ability to obtain the required financing depends on several factors, including future market conditions; XM Radio's success or lack of success in developing, implementing and marketing its satellite radio service; XM Radio's future creditworthiness; and restrictions contained in agreements with XM Radio's investors or lenders. If XM Radio is successful in raising additional financing, it is anticipated that a significant portion of the financing will consist of debt securities. As a result, XM Radio may be highly leveraged.


     If XM Radio fails to obtain any necessary financing on a timely basis, then

     o its satellite construction, launch, or other events necessary to its business could be materially delayed, or their costs could materially increase;

     o XM Radio could default on its commitments to its satellite construction or launch contractors, creditors or others, leading to termination of construction or inability to launch XM Radio's satellites; and

     o XM Radio may not be able to launch its satellite radio service as planned and may have to discontinue operations or seek a purchaser for its business or assets.

There are significant risks associated with satellite launches
- --------------------------------------------------------------

     Satellite launches have significant risks, including launch failure, satellite destruction or damage during launch, and improper orbital placement. Launch failure rates vary depending on the particular launch vehicle and contractor, and there is virtually no track record for the specific rocket that will be used for the launch of XM Radio's satellites. If one or more launches fail, XM Radio will suffer significant delay that will be very damaging to its business, and XM Radio will incur significant additional costs associated with the delay in revenue generating activities.

Satellites have limited lives and may fail during orbit
- -------------------------------------------------------

     XM Radio cannot be certain of the specific longevity of any particular satellite. Although its satellites are expected to have useful operational lives of approximately 15 years, a number of factors may decrease the useful lives of XM Radio's satellites, including

     o    defects in construction;

     o    faster than expected degradation of solar panels;

     o    loss of fuel on board;

     o random failure of satellite components that are not protected by back-up units;

     o    electrostatic storms; and

     o    collisions with other objects in space.

If a satellite were to fail while in orbit, XM Radio would either have to arrange for the launch of its ground spare satellite or have to contract for additional satellites to be built and launched. Any such failure likely could affect the quality of XM Radio service, substantially delay the commencement or interrupt the continuation of XM Radio service and harm XM Radio's business.

XM Radio's system depends on development and integration of complex technologies
- --------------------------------------------------------------------------------
in a novel configuration that might not work
- --------------------------------------------

         XM Radio's service will transmit signals to XM radios using two satellites, supplemented by a terrestrial repeater network to relay satellite signals. This system will involve some new applications of existing technology and integration of two or more different and complex technologies, which may not work as planned. This system will also require development of new technologies and finalization of XM Radio's planned system. XM Radio may not be able to successfully develop such technologies or its system.


     The use of  terrestrial  repeaters  with a  satellite  system  is  untested
- --------------------------------------------------------------------------------
and may not  provide  the  expected   transmission  quality.  XM  Radio's system
- -------------------------------------------------------
would use satellites to broadcast radio signals to portable radios and radios installed in cars and trucks, which are highly mobile. High concentrations of tall buildings and other obstructions may block signals from the satellites, which would adversely affect satellite reception. XM Radio plans to address this issue by installing a network of terrestrial repeaters that will retransmit the satellite signal in areas where blockages might otherwise occur. Although satellite and terrestrial repeater transmission is existing technology, these two systems have not been integrated and used together on the scale contemplated by XM Radio. XM Radio cannot be certain that what it plans will work, either in terms of design or scale. In addition, some areas with impediments to satellite line of sight may still experience "dead zones."

     XM Radio's business plan relies on the timely development of XM radios.  XM
     ----------------------------------------------------------------------
Radio's service would be received by specially designed receivers. These receivers, which have not yet been developed, must be capable of receiving both satellite and terrestrial signals. Although these radios will be based on existing technologies, they will require a unique integration of such technologies, which may take longer than expected.

     Integration  of  components of XM Radio's  system may  encounter  technical
     ---------------------------------------------------------------------------
difficulties.  XM  Radio  will  have to  integrate  a  number  of  sophisticated
- ------------
satellite and other wireless technologies before it can begin offering its service. Integration of such a satellite radio system is a complex task which has not previously been accomplished. It will require XM Radio to integrate many components which have not yet been fully developed and/or have not yet been used as part of a combined system. Despite extensive testing of the components of the XM Radio system, because of the nature and complexity of the XM Radio system, XM Radio cannot ultimately confirm the ability of the system to function until XM Radio has actually deployed and tested a substantial portion of the system. Hardware or software errors in space or on the ground may limit or delay the XM Radio service and therefore reduce anticipated revenues. There could also be delays in the planned development, integration and operation of the components of the XM Radio system. If the technological integration of the XM Radio system is not completed in a timely and effective manner, XM Radio's business will be harmed.

XM Radio's planned launch of service may be delayed, which could harm XM Radio's
- --------------------------------------------------------------------------------
business and chances of success
- -------------------------------

     XM Radio plans to commercially launch its service in 2001. Its ability to do so will depend on several important factors. Potential causes of serious delay include

     o    XM Radio's inability to obtain necessary financing in a timely manner;

     o delays in, or modifications to, the design, development, construction, launch or testing of satellites, terrestrial repeaters or other aspects of the XM Radio system;

     o    satellite launch failure;

     o    delays in manufacture or commercial availability of XM radios;

     o    obtaining additional authorizations from the FCC, if required; and

     o    coordinating spectrum use with Mexico.

Any significant delay in the start of commercial operations would harm XM Radio's business and decrease XM Radio's chances of competing successfully.

During any period of delay, XM Radio would continue to have significant cash requirements that could materially increase the aggregate amount of funding it needs. XM Radio may not be able to obtain additional financing on favorable terms, or at all, during periods of delay.

XM Radio's  success  depends on the quality and performance of its satellite and
- --------------------------------------------------------------------------------
launch contractors
- ------------------

     Dependence upon satellite manufacturer to construct and deliver satellites.
     ---------------------------------------------------------------------------
XM Radio will rely on Hughes, its satellite manufacturer, to build and deliver its satellites in a timely manner. If Hughes fails to deliver functioning satellites in a timely manner the introduction of XM Radio's service would likely be delayed. If Hughes were to deliver a satellite late or otherwise default, the remedies XM Radio has will not adequately compensate XM Radio for any damage caused to its business. Although XM Radio's satellite contract provides for certain remedies for late delivery, Hughes will not be liable for indirect or consequential damages, or lost revenues or profits, from late delivery or other defaults. XM Radio's satellite contract entitles Hughes to certain excusable delays.

     Hughes has promised that the satellites will perform in accordance with the specifications and requirements of the satellite contract and will be free from any material defect or failure or any nonconformance in design, material or workmanship. However, XM Radio's only remedy if Hughes breaches this promise is not to pay Hughes in-orbit performance incentive payments of up to a total of $12.5 million for each satellite. This remedy likely will not adequately compensate for the damage such breach would cause to XM Radio's business.

     Dependence  upon launch  services  provider.  XM Radio is  depending on Sea
     --------------------------------------------
Launch, the satellite launch services provider, to build its launch vehicles and to launch the satellites. If the satellite launch services provider fails to launch the satellites in a timely manner XM Radio may be unable to meet its business plan timetable. Neither Hughes nor the satellite launch services provider will be liable to XM Radio for any delay in delivery of the satellites up to 180 days caused by XM Radio's scheduled launch services provider. A delay of more than six months beyond the launch period for either satellite would allow XM Radio, subject to certain conditions (including possibly paying additional fees to Hughes), to select an alternative launch system. Although XM Radio may be able to use another satellite launch services provider, switching to another provider could involve significant delay and a significant increase in cost.

XM Radio will depend on third party vendors to supply radios to customers
- -------------------------------------------------------------------------

         XM Radio's strategy calls for subscribers to buy XM radios from third party manufacturers or their distributors to receive XM Radio's service. XM radios are not yet available, and XM Radio does not intend to manufacture or distribute XM radios. XM Radio is negotiating with leading consumer electronics manufacturers for the manufacture and distribution of XM radios for retail sale in the United States. XM Radio has already signed contracts with Pioneer, Alpine and Delphi-Delco to develop XM radios for use in the car, and a contract with

SHARP to manufacture XM radios for use in the home. However, these agreements may not result in the timely production of enough affordable XM radios to permit the widespread introduction of XM Radio's service. If one or more manufacturers fails to develop these products for timely commercial sale, at an affordable price and with mass market nationwide distribution, XM Radio's revenues would be less than expected and its business would suffer.

XM Radio  will be  subject  to  competition  from CD Radio and  traditional  and
- --------------------------------------------------------------------
emerging audio entertainment providers
- --------------------------------------

     In seeking market acceptance, XM Radio will encounter competition for both listeners and advertising revenues from many sources, including

     o    CD Radio, the other satellite radio licensee;

     o    traditional and, when available, digital AM/FM radio;

     o    Internet-based audio providers;

     o    direct broadcast satellite television audio service; and

     o    cable systems that carry audio service.

     CD Radio has announced that it expects to begin receiving revenue from commercial operations in the first quarter of 2001, and therefore may commence operations before XM Radio. If CD Radio begins commercial operations significantly before XM Radio does, it may gain a competitive advantage over XM Radio.

     Unlike XM Radio, traditional AM/FM radio already has a well established market for its services and generally offers "free" broadcast reception paid for by commercial advertising rather than by a subscription fee. Also, many radio stations offer information programming of a local nature, such as traffic and weather reports, which XM Radio initially will be unable to offer as effectively as local radio, or at all. To the extent that consumers place a high value on these features of traditional AM/ FM radio, XM Radio will be at a competitive disadvantage.

XM Radio's  distribution  agreement  with General  Motors  involves  significant
- --------------------------------------------------------------------------------
financial and other risks
- -------------------------

     XM Radio has signed a long-term distribution agreement with the OnStar division of General Motors providing for the installation of XM radios in General Motors vehicles and the distribution of XM Radio's service to the exclusion of other satellite digital radio services. XM Radio has significant annual, fixed payment obligations to General Motors for four years following commencement of commercial service. These payments approximate $35 million in the aggregate during this period. Additional annual fixed payment obligations beyond the initial four years of the contract term range from less than $35 million to approximately $130 million through 2009, aggregating approximately $400 million. In order to encourage the broad installation of XM radios in General Motors vehicles, XM Radio has agreed to subsidize a portion of the cost of XM radios, and to make incentive payments to General Motors when the owners of General Motors vehicles with installed XM radios become subscribers for the XM Radio service. XM Radio also must share with General Motors a percentage of the subscription revenue attributable to General Motors vehicles with installed XM radios, which percentage increases until there are more than 8 million General Motors vehicles with installed XM radios. This agreement is subject to renegotiation if GM does not achieve and maintain specified installation levels of General Motors vehicles capable of receiving XM Radio's service, starting with 1.24 million units after four years, and the lesser of 600,000 units per year thereafter and amounts proportionate to target market shares in the satellite digital radio service market. There can be no assurances as to the outcome of any such renegotiation. XM Radio may not be able to meet its obligations to General Motors under this agreement. In addition, while XM Radio and General Motors have discussed certain installation projections, General Motors is not required to meet any minimum targets for installing XM radios in General Motors vehicles. In addition, certain of the payments to be made by XM Radio under this agreement will not be directly related to the number of XM radios installed in General Motors vehicles.

XM Radio's  business  will depend on market  acceptance,  and the market for its
- --------------------------------------------------------------------------------
service is new and unproven
- ---------------------------

     There is currently no mobile satellite radio service in commercial operation in the United States. As a result, XM Radio cannot estimate with any certainty the potential demand for such a service or the degree to which XM Radio will meet that demand. Furthermore, there may not be sufficient demand to enable XM Radio to earn sufficient revenues, achieve sufficient cash flow or turn a profit. Among other things, consumer acceptance of XM Radio will depend upon

     o    whether  XM  Radio   obtains,   produces   and  markets  high  quality
          programming consistent with consumers' tastes;

     o the willingness of consumers to pay subscription fees to obtain satellite radio service;

     o    the cost and availability of XM radios;

     o XM Radio's and its AM/FM radio competitors' marketing and pricing strategies;

     o whether competitors develop new and alternative technologies providing audio entertainment; and

     o    general economic conditions.

Because XM Radio expects to derive a significant part of its revenues from advertisers as well as subscription revenues, advertiser acceptance will be critical to the success of its business. XM Radio's ability to generate revenues from advertisers will depend on several factors, including the level and type of market penetration of XM Radio's service, competition for advertising dollars from other media, and changes in the advertising industry. Also, FCC regulations may limit XM Radio's ability to offer its radio service to non-subscribers. These factors may reduce XM Radio's potential revenue from advertising.

CD Radio has filed a patent infringement suit against XM Radio
- --------------------------------------------------------------

     On January 12, 1999, CD Radio, the only other owner of an FCC license for satellite radio service, commenced a lawsuit against XM Radio alleging that XM Radio is infringing or will infringe three patents assigned to CD Radio. The CD Radio patents involved in this litigation relate to certain aspects of signal and reception methodologies that may be employed by a satellite radio system. In its complaint, CD Radio seeks money damages to the extent XM Radio has manufactured, used or sold any product or method claimed in CD Radio's patents, and an injunction.

     Based on the planned design of XM Radio's system, XM Radio's knowledge of the differences between the XM Radio system and the claims of the CD Radio patents and on advice XM Radio has received from its patent counsel, XM Radio believes that it has not infringed and will not infringe any CD Radio patents. However, the litigation could have a material adverse effect on XM Radio, even if XM Radio is successful. It may divert management's attention and may make it more difficult for XM Radio to raise financing or enter into other agreements with third parties, and may impede XM Radio's ability to move forward with the development of its system in a timely manner. If XM Radio does not prevail in this litigation, XM Radio could become liable to CD Radio for substantial money damages and/or be subject to an injunction preventing XM Radio from using certain technology in its satellite radio system. Any such injunction could force XM Radio to develop new technology which would not be subject to the injunction. Alternatively, XM Radio could be required to license alternative technology from a third party, or seek a license from, and pay royalties to, CD Radio to use its technology. Any of the foregoing could delay or increase the costs of deploying XM Radio's system.

XM Radio's business may be impaired by third party intellectual property rights
- -------------------------------------------------------------------------------

     The development of XM Radio's system will depend largely upon the intellectual property that XM Radio will develop and license from third parties. If the intellectual property that XM Radio may develop or use is not adequately protected, others will be permitted to duplicate the XM Radio system or service without liability. There is no guarantee that others will not develop such information, technology and know-how. In addition, others may challenge, invalidate or circumvent XM Radio's intellectual property rights, patents or existing sublicenses. Some of the know-how and technology XM Radio has developed and plans to develop will not be covered by U.S. patents. In order to protect its rights, XM Radio will seek to rely on trade secret protection and contractual agreements. However, those agreements may not provide adequate protection for XM Radio's trade secrets, know-how or other proprietary technical information if there is any unauthorized use or disclosure. The loss of necessary technologies could require XM Radio to obtain substitute technology of lower quality or performance standards, at greater cost or on a delayed basis, which could harm XM Radio's business.

     Other parties may have patents or pending patent applications which will later mature into patents or inventions which may block XM Radio's ability to operate its system or license its technology. XM Radio may have to resort to litigation to enforce its rights under license agreements or to determine the scope and validity of other parties' proprietary rights in the subject matter of those licenses. Such litigation could result in substantial cost, and there can be no guarantee that XM Radio will succeed in any such litigation.

Oversight by the FCC and other regulatory bodies involves costs and risks
- -------------------------------------------------------------------------

     XM Radio license subject to continuing FCC oversight. As an owner of one of
     ----------------------------------------------------
two FCC licenses to operate a commercial satellite radio service in the United States, XM Radio will continue to be subject to regulatory oversight by the FCC. XM Radio's development, implementation and eventual operation of its system will be subject to significant regulation by the FCC under authority granted under the Communications Act of 1934, as amended, and related federal law. Non-compliance by XM Radio with FCC rules and regulations could result in fines, additional license conditions, license revocation or other detrimental FCC actions. Any of these FCC actions may harm XM Radio's business. There is no guarantee that the rules and regulations of the FCC will continue to support XM Radio's business plan.

     License contains required milestones. The term of XM Radio's FCC license is
     ------------------------------------
eight years from the commencement of actual commercial operation and may be renewed. The license requires XM Radio to adhere to certain milestones in the development of its system, including a requirement that XM Radio begin full operation of its system by October 2003. Because it depends on third parties in certain significant respects, XM Radio may not be able to meet all of the milestones contained in its FCC license. If it fails to do so, the FCC could take a range of actions, any of which may harm XM Radio's business.

     Challenge  to XM Radio's  license.  The award of XM Radio's FCC license was
     ---------------------------------
challenged by one of the losing bidders in the initial FCC licensing procedure, but the challenge was denied by the FCC. Subsequent to the award of XM Radio's license, the losing bidder filed with the FCC for reconsideration of XM Radio's license award. Although XM Radio believes that the award of its license will continue to be upheld, it cannot predict the ultimate outcome of this challenge. If this challenge is successful, the FCC could take a range of actions, any of which could harm XM Radio's ability to proceed with its planned satellite radio service.

     Interoperability requirement. The FCC's rules require interoperability with
     ----------------------------
all licensed satellite radio systems that are operational or under construction. The FCC conditioned XM Radio's license on certification that XM Radio's final receiver design is interoperable with the final receiver design of the other licensee, CD Radio, which plans to use a different transmission technology than XM Radio plans to use. Because of uncertainty regarding the design of CD Radio's systems, XM Radio may not be able initially to meet this interoperability requirement.  XM  Radio  may  not  be  able  to  design  a  commercially  viable interoperable receiver, and CD Radio may not cooperate with XM Radio on the issue of interoperability. Accordingly, XM Radio may not be able to meet the FCC's interoperability requirements and may need to obtain an extension of time or modification of this requirement from the FCC. Complying with the interoperability requirement could make the radios more difficult and costly to manufacture. Accordingly, this requirement could delay the commercial introduction of XM Radio's service.

     Further  approvals  needed for  repeater  system.  The FCC has  proposed to
     ------------------------------------------------
permit XM Radio to deploy terrestrial repeaters to fill in gaps in satellite coverage. However, certain parties have opposed the FCC's proposal and the FCC has not issued any final orders addressing this issue. XM Radio's plans to deploy such terrestrial repeaters in its system may be impacted, possibly materially, by whatever rules the FCC issues in this regard.

     XM Radio  subject  to  coordination  risks.  XM Radio must  coordinate  its
     ------------------------------------------
domestic uplink station networks with other users of the X-Band, including operators in the Fixed Services, Broadcast Auxiliary Services, the Electronic News Gathering Services and Mobile-Satellite Service uplink station networks. XM Radio may not be able to coordinate its use of this spectrum in a timely manner or at all. XM also will need to coordinate the XM Radio system with Fixed Service and Mobile Aeronautical Telemetry systems operating in the same frequency bands in Canada and Mexico. The U.S. government, which conducts the coordination process, has resolved the issue with Canada, and has begun discussions with the Mexican government. However, the negotiations with Mexico could be complicated by that country's interest in developing a similar digital satellite radio service that might operate on the same frequencies as XM Radio will use in the United States. Failure of the FCC to coordinate satellite radio frequency use with Mexico could materially affect XM Radio's business.

     XM Radio subject to interference risks. XM Radio's system may be subject to
     --------------------------------------
interference from licensees operating in adjacent frequency bands. Wireless Communications Service licensees operating in frequency bands adjacent to the satellite radio's S-Band allocation must comply with certain out-of-band emission limits imposed by the FCC to protect satellite radio systems. In April 1998, the FCC proposed to amend its rules to allow for new radio frequency lighting devices that would operate in the 2400-2500 MHz frequency band. XM Radio opposed the proposal on the grounds that the proliferation of this new kind of lighting and its proposed emission limits, particularly if used for street lighting, may interfere with XM Radio. Signal quality, and hence the quality of XM Radio's service, could be impaired if the FCC does not rule in XM Radio's favor.

XM Radio could be vulnerable to risk of signal theft
- ----------------------------------------------------

     Like all radio transmissions, the XM Radio signal will be subject to interception. "Pirates" may be able to obtain or rebroadcast XM Radio without paying the subscription fee. Although XM Radio plans to use encryption technology to mitigate the risk of signal theft, such technology may not be adequate to prevent theft of the XM Radio signal. If widespread, signal theft could harm XM Radio's business.

XM Radio needs to obtain rights to programming, which could be more costly than
- -------------------------------------------------------------------------------
anticipated
- -----------

     XM Radio must negotiate and enter into music programming royalty arrangements with performing rights societies such as the American Society of Composers, Authors and Publishers, Broadcast Music, Inc., and SESAC, Inc. These organizations collect royalties and distribute them to songwriters and music publishers and negotiate fees with copyright users based on a percentage of revenues. Radio broadcasters currently pay a combined total of approximately 3-4% of their revenues to these performing rights societies. XM Radio expects to negotiate or establish by arbitration royalty arrangements with these organizations, but such royalty arrangements may be more costly than anticipated or unavailable.

     Under the Digital Performance Right in Sound Recordings Act of 1995 and the Digital Millennium Copyright Act of 1998, XM Radio also has to negotiate royalty arrangements with the owners of the sound recordings. The Recording Industry Association of America will negotiate licenses and collect royalties on behalf of copyright owners for this performance right in sound recordings. Cable audio services currently pay a royalty rate of 6.5% of gross subscriber revenue. This rate was set by the Librarian of Congress, which has statutory authority to decide rates through arbitration, and was affirmed on May 21, 1999, by the United States Court of Appeals for the District of Columbia. Although XM Radio believes it can distinguish itself sufficiently from the cable audio services in order to negotiate a lower statutory rate, it may not be able to do so.

Insurance will provide limited protection to XM Radio
- -----------------------------------------------------

     XM Radio intends to purchase standard launch and in-orbit insurance policies from global space insurance underwriters, which would provide coverage against total or partial loss of either satellite during its expected life from the time of launch. Any adverse change in insurance market conditions may substantially increase the premiums XM Radio would have to pay for such insurance. If the launch of either satellite is a total or partial failure, under certain circumstances XM Radio's insurance may not fully cover XM Radio's losses. Further, XM Radio does not expect to buy insurance to cover business interruption, loss of business or similar losses. Also, any insurance XM Radio obtains will likely contain certain customary exclusions and material change conditions.

Rapid technological change could make XM Radio's service obsolete
- -----------------------------------------------------------------

     The satellite industry and the audio entertainment industry are both characterized by rapid technological change, frequent new product innovations, changes in customer requirements and expectations, and evolving industry standards. Products using new technologies, or emerging industry standards, could render XM Radio's technologies obsolete. In addition, XM Radio may face unforeseen problems when developing the XM Radio system which could harm its business.

     Because XM Radio will depend on third parties to develop technologies used in key elements of the XM Radio system, more advanced technologies which it may wish to use may not be available to XM Radio on reasonable terms or in a timely manner. Further, XM Radio's competitors may have access to technologies not available to XM Radio, which may enable them to produce entertainment products of greater interest to consumers, or at a more competitive cost.

                           AMERICAN MOBILE'S BUSINESS
                           --------------------------

General
- -------

     We are a nationwide provider of wireless two-way data, dispatch and voice communications services that enable businesses and mobile workers to manage, access, and transfer electronic information. We have developed a versatile array of products and services targeted at customers in four primary market segments:
(1) transportation and package delivery, (2) field service, (3) wireless email and other Internet-based content services, and (4) telemetry, which refers to device to device communications for database access or remote monitoring.
Customers use our products and services to connect their remote and mobile equipment and people to their enterprise systems. We deliver our services through our own wireless network that uniquely integrates separate terrestrial and satellite components. Our customers typically sign multi-year contracts for applications on our network such as:

       o messaging and call dispatch systems used by large transportation companies and field service organizations,

       o two-way wireless email services that provide mobile professionals with integrated wireless access to a broad range of corporate and Internet email applications,

       o telemetry and point-of-sale systems that connect remote equipment, such as utility meters or wireless point-of-sale terminals, with a central monitoring facility,

       o global position tracking systems that permit businesses to manage mobile assets, and

       o point-to-multi-point voice communications systems used by natural resource companies, utilities, government agencies and other entities with mobile fleets and field workers.

     We offer customers the nation's largest, most fully-deployed terrestrial wireless two-way data network, comprising approximately 1,700 base stations that provide service to 427 of the largest cities and towns in the United States, including virtually all metropolitan areas. We believe that our network's extensive nationwide coverage and deep in-building penetration are key competitive advantages, providing customers with full two-way messaging capability and guaranteed message delivery through a single service provider with nationwide scope. Our satellite in geosynchronous orbit overlays our terrestrial network, thereby extending the service area coverage of our network throughout all 50 states and the Caribbean. The satellite also provides nationwide voice and dispatch services.

     As of March 31, 1999 we had approximately 113,000 units on our network, of which 99,600 were data units and 13,400 were voice units. On a pro forma basis giving effect to our acquisition of ARDIS Company in March 1998, our total subscribers grew by 30% during 1998 and 7% during the first quarter of 1999. In addition, we reduced our EBITDA loss from ($56.9) million in 1997 to ($36.9) million in 1998, on a pro forma basis for the ARDIS acquisition.

     Our principal executive offices are located at 10802 Parkridge Boulevard, Reston, Virginia 20191-5416, and our telephone number is (703) 758-6000. We also maintain an Internet site on the World Wide Web at www.ammobile.com. Information contained at our web site is not, and should not be deemed to be, a part of this prospectus.


Our Investment in XM Radio
- --------------------------

     In addition to our core wireless business, we have an investment in XM Satellite Radio Holdings Inc., a development stage company. XM Radio is seeking to become a nationwide provider of digital quality audio entertainment and information programming transmitted directly by satellites to vehicle, home and portable radios. XM Radio owns one of two FCC licenses to provide a satellite digital audio radio service for the United States. XM Radio is developing its service, which it will call "XM Radio," to provide a wide variety of music, news, talk, sports and other programming offering up to 100 distinct channels. XM Radio believes that customers will be attracted to the broad offering of formats and the service's digital quality sound and coast-to-coast coverage. XM Radio is constructing its satellite system and contracting with third party programmers, vendors and other partners.

     On July 7, 1999, we acquired WorldSpace, Inc.'s debt and equity interests in XM Radio, other than a $75 million loan from WorldSpace to XM Radio, in exchange for approximately 8.6 million shares of our common stock. Concurrently with this transaction, XM Radio issued $250 million of subordinated convertible notes to several new strategic and financial investors, including General Motors Corporation, Clear Channel Investments, Inc., DIRECTV Enterprises, Inc., Telcom Ventures, L.L.C., Columbia Capital and Madison Dearborn Partners. XM Radio used $75 million of the proceeds from such notes to repay the outstanding loan payable to WorldSpace. As a result of these transactions, WorldSpace no longer owns any direct equity or debt interest in XM Radio, and we own all of the issued and outstanding stock of XM Radio. However, on a fully diluted basis assuming a subsequent conversion of all outstanding convertible notes of XM Radio into XM Radio voting stock, we would own approximately 37% of the economic interest in XM Radio.


Recent Developments - Results for the Quarter Ended June 30, 1999
- -----------------------------------------------------------------

     On July 26, 1999, we announced certain financial and operating results for the second quarter ended June 30, 1999. Total revenues for the quarter, including equipment sales, increased to $22.9 million, from $22.4 million for the same period in 1998. Net service revenues for the quarter were $16.6 million compared with $16.7 million in the second quarter 1998. We reported a second quarter EBITDA loss of ($10.5) million and a net loss of ($42.4) million, or ($1.31) per share, as compared to an EBITDA loss of ($10.4) million and a net loss of ($43.0) million, or ($1.36) per share, for the same quarter of the previous year. Excluding equity losses in XM Radio, which we were required to reflect under the equity basis of accounting as a result of the Exchange Transaction described below, the net loss for the second quarter was ($39.2) million, or ($1.21) per share. During the quarter, we added 10,100 subscriber units, ending at 123,100 as of June 30, 1999.

                                 USE OF PROCEEDS
                                 ---------------

     We will not receive any proceeds from the sale of the shares of our common stock covered by this Prospectus. The Selling Stockholders will receive all of the proceeds from any sales of our common stock covered by this prospectus.


                              SELLING STOCKHOLDERS
                              --------------------


Information About the Shares Owned by XM Ventures
- -------------------------------------------------

     We issued 6,479,443 shares of our common stock to XM Ventures in a private transaction on July 7, 1999, and we have agreed to issue an additional 2,134,801 shares of our common stock to XM Ventures after we obtain the approval of our stockholders to issue such shares. A special meeting of our stockholders has been scheduled for September 7, 1999 to vote on a proposal to issue such additional shares.

     We agreed to issue the foregoing shares to XM Ventures as part of a transaction completed on July 7, 1999, in which we acquired WorldSpace, Inc.'s debt and equity interests in XM Radio, other than a $75 million loan from WorldSpace to XM Radio, in exchange for approximately 8.6 million shares of our common stock. (In this prospectus, this transaction is referred to as the "Exchange Transaction.") For more information about the Exchange Transaction, please see the discussion under the caption "- Summary of Certain Material Relationships with Selling Stockholders."

     Subject to certain limitations, XM Ventures may sell the shares it owns. Alternatively, XM Ventures may distribute any of the shares to the persons who own shares of, or options, warrants or other rights to purchase shares of, common stock of WorldSpace, Inc. which is the beneficiary of XM Ventures, who, in turn, may sell such shares. If XM Ventures distributes shares it owns to such persons, we will, if required, supplement this Prospectus to name any additional selling stockholders.

     The following table shows, as of July 14, 1999, the number of shares of our common stock that were beneficially owned by XM Ventures and the number of shares that XM Ventures may offer under this Prospectus. We cannot provide you with an estimate of the number of shares of common stock that XM Ventures will hold in the future, since XM Ventures may sell all, some or none of its shares of common stock. The following table (excluding the information relating to the percentage of shares beneficially owned) has been prepared based upon information provided to us by XM Ventures.



                           Shares Owned Prior to Offering
                           ------------------------------
                                                                                             Shares Held
                         Number of Shares(1)       Percent(2)        Shares Offered       After Offering
                           -------------------       ----------        --------------       --------------

XM Ventures (3)                  8,614,244             20.87%             8,614,244               (4)

- ----------------

(1) Reflects beneficial ownership of shares of common stock prior to giving effect to the sale of the shares offered by this Prospectus. Inclues 2,134,801 shares that we have agreed to issue to XM Ventures, subject to stockholder approval. A special meeting of our stockholders has been scheduled for September 7, 1999 to vote on a proposal to issue such shares.

(2)  Reflects  the  percentage  of  the  outstanding   shares  of  common  stock
     beneficially owned.

(3) XM Ventures is a trust, the beneficiary of which is WorldSpace, Inc. The trustee of XM Ventures is Noah A. Samara. XM Ventures' address is 2400 N Street, N.W., Washington, DC 20037.

(4) We cannot provide you with an estimate of the number of shares of common stock that XM Ventures will hold in the future because XM Ventures may sell all, some or none of its shares of common stock.


Summary of Certain Material Relationships with Selling Stockholders
- -------------------------------------------------------------------

     Prior to July 7, 1999, WorldSpace owned 20% of the voting stock of XM Radio and, between May 1997 and July 1999, WorldSpace provided approximately $143.9 million of funding to XM Radio. The funds provided by WorldSpace constituted the vast majority of XM Radio's funding prior to July 7, 1999. WorldSpace's funding to XM Radio took the form of both equity investments and loans, including loans represented by notes convertible into XM Radio stock. WorldSpace also owned certain options exercisable for XM Radio stock. Also, from May 1997 to July 7, 1999, Noah Samara, a stockholder of WorldSpace, served as a director of XM Radio. Prior to July 7, 1999, we and WorldSpace were parties to a shareholders' agreement addressing certain board of director and other corporate governance matters relating to XM Radio. This agreement was terminated upon the closing of the Exchange Transaction.

     On July 7, 1999, we acquired WorldSpace's debt and equity interests in XM Radio, other than a $75 million loan from WorldSpace to XM Radio, in exchange for approximately 8.6 million shares of our common stock. Concurrently with the Exchange Transaction, XM Radio issued $250 million of subordinated convertible notes to several new strategic and financial investors, and used $75 million of the proceeds from these notes to repay the outstanding loan payable to WorldSpace. As a result of these transactions, we own all of the issued and outstanding stock of XM Radio, subject to the possibility of our interest being reduced as described below. WorldSpace no longer owns any direct equity or debt interest in XM Radio.

     As part of the Exchange Transaction, XM Ventures agreed to certain restrictions on the transfer of shares of our common stock owned by it. Generally, XM Ventures initially may sell or distribute up to 1.7 million of its shares, and, thereafter, it may sell or distribute an additional 20% of the shares on or after each three-month anniversary of July 7, 1999, the date we originally issued shares to XM Ventures. There are additional restrictions on the transfer of such shares to ensure that we do not violate applicable legal limits on the percentage of our stock that may be owned by non-U.S. citizens, as well as certain other restrictions contained in the Exchange Agreement executed in connection with the Exchange Transaction.

     Also as part of the Exchange Transaction, XM Ventures agreed to certain restrictions on its ability to vote its shares of our common stock. From July 8, 1999 until the first date on which XM Ventures and certain "significant stockholders" (as defined below) hold less than 15% of the then outstanding shares of our common stock, XM Ventures and each such significant stockholder must, with respect to any vote or consent by the holders of our common stock on any matter, be present in person or represented by proxy at any meeting of our stockholders to consider such matter, and must vote their shares of common stock, or sign any such consent, in proportion to the votes or consents of all other stockholders voting or consenting to such matter. Following the expiration of this period, XM Ventures and such significant stockholders may vote their shares of common stock as each determines in its own discretion. For purposes of the foregoing discussion, "significant stockholder" means each stockholder of WorldSpace or holder of options or other rights to acquire an interest in WorldSpace as of June 7, 1999 that beneficially owns (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934) more than one percent (1%) of the then outstanding shares of our common stock, provided that in calculating beneficial ownership, no share may be counted more than once.


                   REGISTRATION RIGHTS OF SELLING STOCKHOLDERS
                   -------------------------------------------

     When we issued the shares covered by this Prospectus to XM Ventures as described above, we agreed to register such shares for resale under the Securities Act of 1933. This agreement is contained in an Exchange Agreement, dated June 7, 1999, by and among us, XM Radio and WorldSpace. This agreement requires us to file a "shelf" registration statement to register such shares. We are also required to file such amendments and supplements to such registration statement and this prospectus with the SEC as may be necessary to comply with applicable securities law with respect to the disposition of all of the shares covered by the registration statement. The Exchange Agreement also gives XM Ventures certain rights to include, or "piggyback," shares of common stock in other registrations, as well as certain rights to demand underwritten registrations.

     We may suspend the effectiveness of the "shelf" registration statement, at our option, up to two times in any consecutive 365-day period, for no longer than reasonably necessary and in no event longer than 30 consecutive days per suspension, separated, in each case, by at least 60 days from any prior blackout period, in the event of certain significant business combinations or similar material transactions, if (i) the Board of Directors determines, in the exercise of its reasonable judgment, that disclosure of such transaction in the shelf registration statement is not in our best interests, and (ii) we provide notice of such determination to XM Ventures.

     Whenever we propose to register any of our securities in an underwritten offering under the Securities Act, whether or not for our own account, on a form that may also be used for the registration of the shares covered by this registration statement, XM Ventures may request that we include, or "piggyback," in such registration all of the shares issued to XM Ventures in the Exchange Transaction. The piggyback registration rights granted to XM Ventures are subject and subordinate to the registration rights under all of our other existing registration rights agreements with other parties. In addition, XM Ventures may not exercise their piggyback rights in connection with our first public offering that occurs after July 7, 1999.

     In addition, beginning on the later of July 7, 2001 or the exercise or expiration of all demand registration rights under all of our other existing registration rights agreements with other parties, but in no event later than July 7, 2002, irrespective of whether all demand registration rights under all of our other existing registration rights agreements with other parties have been exercised or expired, XM Ventures shall be entitled to two underwritten demand registrations on customary terms and procedures. These demand registrations are subject to the right of our Board of Directors to delay any such registration for up to 90 days upon its good faith determination that such registration is not in our best interests at that time.


                              PLAN OF DISTRIBUTION
                              ---------------------

     The selling stockholders named in this Prospectus may sell their shares of common stock, from time to time, on the Nasdaq National Market (or any other securities exchange or automated quotation system on which our shares are then listed or quoted or in the over-the-counter market), in privately negotiated transactions or a combination of these methods of sale. Such selling stockholders may sell the shares at fixed prices (which may be changed), at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices. Such selling stockholders may sell their common stock directly or by or through agents, brokers, dealers or underwriters in one or more of the following types of transactions:

     o    underwritten public offerings;

     o ordinary brokerage transactions and in transactions in which the broker solicits purchasers;

     o    purchases  by  a  broker-dealer   as  principal  and  resale  by  such
          broker-dealer for its own account pursuant to this prospectus;

     o    for the purpose of covering short positions; and

     o    in "block" sales.

     To the extent required, we will amend or supplement this prospectus from time to time to describe a specific plan of distribution. If the selling stockholders hire brokers or dealers to sell their shares of common stock, the selling stockholders may arrange for other brokers or dealers to participate in the resales. In addition, any shares covered by this prospectus which qualify for sale pursuant to Section 4(1) of the Securities Act of 1933 or Rule 144 under such Act may be sold under such provisions rather than pursuant to this prospectus.

     At the time any selling stockholder makes a particular offer, if required, we will file, and such selling stockholder will distribute, a prospectus supplement that sets forth the number of shares of common stock offered and other terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriters for the common stock purchased from such selling stockholder, any discounts, commissions or other items constituting compensation from such selling stockholder and any discounts, concessions or commissions allowed or reallowed or paid to dealers.

     The selling stockholders and any brokers, dealers or agents who participate in a sale of the shares of common stock may be considered "underwriters" within the meaning of Section 2(11) of the Securities Act. Any profits realized by any selling stockholders and the compensation of any brokers, dealers or agents may be deemed to be underwriting discounts and commissions.

     Our outstanding common stock is listed on the Nasdaq National Market, and we have applied for listing of the 8,614,244 shares of common stock held by XM Ventures on the Nasdaq National Market.

     We will bear the costs of registering the shares of our common stock held by XM Ventures, including all registration and filing fees, fees and expenses for compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, fees and disbursements of custodians, and fees and disbursements of our counsel and all independent certified public accountants and underwriters (excluding discounts and commissions). XM Ventures, however, is responsible for the fees and disbursements of its separate legal counsel in connection with the registration.


                                  LEGAL MATTERS
                                  -------------

     Certain legal matters with respect to the shares of common stock offered by this prospectus will be passed upon for the Company by Randy S. Segal, our Senior Vice President, General Counsel and Secretary. Ms. Segal owns 170,200 shares of common stock. Ms. Segal's ownership includes shares she owns through our matching 401(k) Plan and /or Employee Stock Purchase Plan. Her ownership also includes shares issuable upon the exercise of options granted under our Stock Option Plan which options are vested and exercisable, subject to compliance with applicable securities laws. Ms. Segal is also a Director of XM Radio.

                                     EXPERTS
                                     -------

     The consolidated financial statements of American Mobile Satellite Corporation (the "Company") as of December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998, included in the Company's Form 8-K dated July 9, 1999 and incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The consolidated financial statements of XM Satellite Radio Holdings Inc. and Subsidiary (XM Radio) as of December 31, 1998 and 1997, and for the years ended December 31, 1998 and 1997 and for the period from December 15, 1992 (date of inception) to December 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG contains an explanatory paragraph that states that XM Radio has not commenced operations, has negative working capital and is dependent upon additional debt and equity financings, which raise substantial doubt about XM Radio's ability to continue as a going concern. The consolidated financial statements of XM Radio do not include any adjustments that might result from the outcome of that uncertainty.


                       WHERE YOU CAN FIND MORE INFORMATION
                       -----------------------------------

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference rooms located at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, at 7 World Trade Center, 13th Floor, New York, NY 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. You can also obtain copies of filed documents by mail from the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

                    CERTAIN INFORMATION ABOUT THIS PROSPECTUS
                    -----------------------------------------

     We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933 covering the common stock being offered by this prospectus. As permitted by SEC rules, this prospectus omits certain information that is included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and its exhibits. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents. If we have filed a contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement in this prospectus, including statements incorporated by reference as discussed below, regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

     The SEC allows us to incorporate by reference the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings (File No. 0-23044) we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     a.   our annual report on Form 10-K for  the year ended  December 31, 1998;

     b. our quarterly report on Form 10-Q for the quarter ended March 31, 1999;

     c. the description of our capital stock contained in our registration statement on Form 8-A, dated December 9, 1993 and on Form 8-A/A, dated December 13, 1993;

     d. our current report on Form 8-K dated June 7, 1999 and filed with the SEC on June 9, 1999;

     e. our current report on Form 8-K dated July 9, 1999 and filed with the SEC on July 9, 1999; and

     f. our current report on Form 8-K dated July 23, 1999 and filed with the SEC on July 26, 1999.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                                 Randy S. Segal
                         Senior Vice President,General
                             Counsel and Secretary
                     American Mobile Satellite Corporation
                              10802 Parkridge Blvd.
                           Reston, Virginia 20191-5416
                                 (703) 758-6130

                                     PART II
                                     -------

                     INFORMATION NOT REQUIRED IN PROSPECTUS
                     --------------------------------------

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
- ------------------------------------------------------

         The following are the estimated expenses (other than underwriting discounts and commissions) of the issuance and distribution of the securities being registered to be paid by the Company.

         SEC registration fee............. .....................        $ 45,000
         Legal fees and expenses................................          20,000
         Blue Sky fees and expenses.............................           2,500
         Accounting fees and expenses...........................          10,000
         Listing fees...........................................          17,500
         Miscellaneous..........................................           5,000
                                                                      ----------
      Total                                                             $100,000



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
- ----------------------------------------------------

     The Company's Bylaws provide that the Company will indemnify its directors and officers to the fullest extent permitted by Delaware law. The Company may be required to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification.

     In addition, the Company's Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the corporation and its stockholders. This provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws.

     At present, there is no pending litigation or proceeding involving an officer or director of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification by any officer or director.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
- -----------------------------------------------------

Exhibits
- --------

5        Opinion of  Randy S. Segal, General Counsel, Senior  Vice President and
         Secretary.

23.1     Consent of Arthur Andersen LLP, independent public accountants.

23.2     Consent of KPMG LLP, independent certified public accountants.

23.3 Consent of Randy S. Segal, General Counsel, Senior Vice President and Secretary (included in Exhibit 5 to this registration statement).

24 Powers of Attorney of directors and officers of the Company (included in the signature page).



ITEM 17.  UNDERTAKINGS.
- -----------------------

(a)  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; Provided, however, that paragraphs
               (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than th payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the County of Fairfax, Commonwealth of Virginia, on the 3rd day of August, 1999.

                                AMERICAN MOBILE SATELLITE CORPORATION


                                By:    /s/ Walter V. Purnell, Jr.
                                Name:  Walter V. Purnell, Jr.
                                Title: President and Chief Executive Officer


                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gary M. Parsons, Walter V. Purnell, Jr. and Randy S. Segal, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature                     Title                              Date

/s/ Walter V. Purnell, Jr.    President and Chief                August 3, 1999
- --------------------------    Executive Officer, and Director
Walter V. Purnell, Jr.        (Principal Executive Officer)


/s/ W. Bartlett Snell         Senior Vice President and          August 3, 1999
- ---------------------         Chief Financial Officer
W. Bartlett Snell             (Principal Financial and
                              Accounting Officer)

/s/ Gary M. Parsons           Chairman of the Board              August 3, 1999
- -------------------           of Directors
Gary M. Parsons

/s/ Douglas I. Brandon        Director                           August 3, 1999
- ----------------------
Douglas I. Brandon

/s/ Pradeep P. Kaul           Director                           August 3, 1999
- -------------------
Pradeep P. Kaul

/s/ Billy J. Parrott          Director                           August 3, 1999
- --------------------
Billy J. Parrott

/s/ Andrew A. Quartner        Director                           August 3, 1999
- ----------------------
Andrew A. Quartner

/s/ Jack A. Shaw              Director                           August 3, 1999
- ----------------
Jack A. Shaw

/s/ Roderick M. Sherwood, III Director                           August 3, 1999
- -----------------------------
Roderick M. Sherwood, III

/s/ Michael T. Smith          Director                           August 3, 1999
- --------------------
Michael T. Smith